Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for each of the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

	Fiscal Year Ended July 31,
(In thousands, except ratios)	2009*	2010*	2011	2012	2013
Ratio of earnings to fixed charges	—	—	—	—	—
Deficiency of earnings to fixed charges	34	37	3,800	2,400	7,150

*Prior to March 2011, we provided online inventory solutions. In March 2011, we abandoned our efforts in the online inventory services industry and are focusing our efforts in the biomedical industry. We are a development stage biomedical company; therefore, our ratio coverage is less than 1:1.